Exhibit 23.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in this Registration Statement on Form S-4 and related Preliminary Prospectus of Tesoro Logistics LP and Tesoro Logistics Finance Corp. for the registration of $500,000,000 of 5.50% Senior Notes due 2019 and $800,000,000 of 6.25% Senior Notes due 2022, and to the incorporation by reference therein of our reports dated February 25, 2016, with respect to the consolidated financial statements of Tesoro Logistics LP, and the effectiveness of internal control over financial reporting of Tesoro Logistics LP, included in its Annual Report on Form 10-K for the year ended December 31, 2015, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

San Antonio, Texas

February 26, 2016